AB 3/3

08026430

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49078

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
FEB 27 2008
Washington, DC 104

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4222 Grant Line Rd.
(No. and Street)

New Albany	Indiana	47150
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Peoples 812-945-9888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MELHISER ENDRES TUCKER CPA'S, P.C.
(Name – *if individual, state last, first, middle name*)

301 E. Elm Street	New Albany	IN	47150
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

TA 3/4

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy E. Peoples, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Equity Investment Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Lila M. Maness
Notary Public Seal State of Indiana
Floyd County
My Commission Expires 06/19/2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements

American Equity Investment Corporation

December 31, 2007 and 2006

AMERICAN EQUITY INVESTMENT CORPORATION
December 31, 2007 and 2006

CONTENTS

MELHISER
ENDRES
TUCKER
CPA'S P.C.

NORMAN L. MELHISER, CPA
TOM R. TUCKER, CPA
JOSEPH L. BROWN, CPA
MARC J. MCCORMICK, CPA
DOUGLAS A. YORK, CPA
TERRY L. GRAHAM, CPA
W. ISSAC ORWICK, CPA
RICHARD N. ROBINSON, CPA
ANITA M. ASHER, CPA
JUAN R. RODRIGUEZ, CPA
LISA M. NEWBANKS, CPA
EDWARD D. ENDRES, CPA
(1943-1997)
WWW.METCPA.COM

INDEPENDENT AUDITOR'S REPORT

February 22, 2008

Board of Directors
AMERICAN EQUITY INVESTMENT CORPORATION
4222 Grant Line Road
New Albany, Indiana 47150

We have audited the accompanying statements of financial condition of **AMERICAN EQUITY INVESTMENT CORPORATION** as of December 31, 2007 and 2006, and the related statements of income and comprehensive income, changes in retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **AMERICAN EQUITY INVESTMENT CORPORATION** as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, V, VI and VII is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MELHISER ENDRES TUCKER
Melhiser Endres Tucker

2225 LEXINGTON ROAD • LOUISVILLE, KY 40206 • PHONE: 502-719-1750
699 HILLVIEW DRIVE • P.O. BOX 35 • CORYDON, IN 47112 • PHONE: 812-738-3777 • FAX: 812-738-8845
301 EAST ELM STREET • NEW ALBANY, IN 47150 • PHONE: 812-945-5236 • FAX 812-949-4095

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31,			
		2007		2006
Cash	$	83,764	$	74,680
Commissions Receivable		2,452		12,736
Agent Receivables		1,047		1,060
Prepaid Insurance		1,021		982
Prepaid CRD Account		158		388
Marketable Securities		14,847		9,237
TOTAL ASSETS	$	103,289	$	99,083

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF FINANCIAL CONDITION

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2007	December 31, 2006
LIABILITIES		
Accounts Payable	$ 3,825	$ 11,207
Accrued and Withheld Payroll Taxes	2,280	1,579
TOTAL LIABILITIES	6,105	12,786
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, 1,000 Shares Authorized 100 Shares Issued & Outstanding	11,000	11,000
Retained Earnings	74,364	69,087
Accumulated other comprehensive income	11,820	6,210
TOTAL STOCKHOLDER'S EQUITY	97,184	86,297
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 103,289	$ 99,083

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2007 and 2006

	Common Stock Issued and Outstanding Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE - December 31, 2005	100	$ 11,000	$ 48,391	$ 7,527	$ 66,918
Net Income - 2006			20,696		20,696
Distribution to Stockholder - 2006					-
Comprehensive Income (Loss) - 2006				(1,317)	(1,317)
BALANCE - December 31, 2006	100	11,000	69,087	6,210	86,297
Net Income - 2007			62,577		62,577
Distribution to Stockholder - 2007			(57,300)		(57,300)
Comprehensive Income - 2007				5,610	5,610
BALANCE - December 31, 2007	100	$ 11,000	$ 74,364	$ 11,820	$ 97,184

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31, 2007	Year Ended December 31, 2006
Revenues		
Commissions	$ 321,374	$ 314,314
Other Income	35,000	-
Interest	1,522	1,133
Administrative Fees	1,800	1,800
TOTAL REVENUE	359,696	317,247
Expenses		
Commissions	237,441	245,236
Licensing Fees	996	972
Office Supplies	1,906	2,056
Postage	516	485
Professional Services	4,000	2,300
Insurance	2,014	1,079
Salaries	36,126	31,106
Payroll Taxes	3,113	2,660
Dues and Subscriptions	290	155
Rent	7,200	7,200
Telephone Expense	1,554	1,562
Miscellaneous	343	588
Membership Assessment	1,094	903
Conference Expenses	150	-
Printing & Reproduction	299	-
Contributions	-	50
Travel	-	148
Utilities	76	51
TOTAL EXPENSES	297,119	296,551
NET INCOME	62,577	20,696
OTHER COMPREHENSIVE INCOME		
Unrealized gains (losses) on securities:		
Unrealized holding gains (losses) arising during the period	5,610	(1,317)
COMPREHENSIVE INCOME	$ 68,187	$ 19,379

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2007	2006
Cash Flows from Operating Activities:		
Cash Received from Customers	$ 368,458	$ 329,672
Cash Paid for Services and Supplies	(303,596)	(302,773)
Interest Received	1,522	1,133
Net Cash Provided by Operating Activities	66,384	28,032
Cash Flows from Financing Activities:		
Distributions to Stockholder	(57,300)	-
Net Cash Provided (Used) by Financing Activities	(57,300)	-
Net Increase in Cash and Cash Equivalents	9,084	28,032
Cash and Cash Equivalents - Beginning of Year	74,680	46,648
Cash and Cash Equivalents - End of Year	$ 83,764	$ 74,680
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income	$ 62,577	$ 20,696
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease (Increase) in Commissions Receivable	10,284	13,558
Increase (Decrease) in Accounts Payable	(7,382)	(6,079)
(Increase) Decrease in Prepaid Insurance	(39)	(13)
(Increase) Decrease in Agent Receivables	13	(113)
(Increase) Decrease in Prepaid CRD Account	230	(33)
Increase (Decrease) in Accrued and Withheld Payroll Taxes	701	16
Net Cash Provided by Operating Activities	$ 66,384	$ 28,032

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE A - NATURE OF OPERATIONS

The Company is a licensed broker/dealer limited to mutual funds and variable insurance products. The Company is licensed in the States of Indiana and Kentucky. The Company's office is located in New Albany, Indiana.

NOTE B - ACCOUNTING POLICIES

Basis of Accounting
The Company uses the accrual basis of accounting.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Tax Status
The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Commissions & Agent Receivables
Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments
All marketable securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

NOTE C - RESTRICTED CASH

The Company is required to maintain $6,000 of cash as capital. The Company has a Money Market account to meet this requirement.

NOTE D - MARKETABLE SECURITIES - AVAILABLE-FOR-SALE

The Company has 300 shares of NASD Stock valued at $49.49 per share and $30.79 per share at December 31, 2007 and 2006, respectively.

Available-for-sale securities are carried in the financial statements at fair value. Net unrealized holding gains (losses) on available-for-sale securities in the amount of $ 5,610 and ($ 1,317) for the years ended December 31, 2007 and 2006, respectively, have been included in accumulated other comprehensive income.

	December 31,	
	2007	2006
Market Value of Common Equity Securities	$14,847	$9,237
Cost	3,027	3,027
Unrealized Gain	$11,820	$6,210

NOTE E - RELATED PARTIES

The Company paid rent to the stockholder of the Company in the amount of $ 7,200 and $ 7,200 for 2007 and 2006, respectively. The Company also paid the stockholder commissions of $ 14,256 and $ 12,971 for 2007 and 2006, respectively.

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE I

COMPUTATIONS OF NET CAPITAL

	December 31, 2007	December 31, 2006
Total Ownership Equity from Statement of Financial Condition	$ 97,184	$ 86,297
Non-Allowable Assets:		
Agent Receivable	(1,047)	(1,060)
Prepaid Insurance	(1,021)	(982)
Prepaid CRD Account	(158)	(388)
Marketable Securities	(14,847)	(9,237)
Total Ownership Equity Qualified for Net Capital	80,111	74,630
Total Capital and Allowable Subordinated Liabilities	80,111	74,630
Net Capital Before Haircuts on Securities Positions	80,111	74,630
Net Capital	$ 80,111	$ 74,630

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE II

COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENT

	December 31, 2007	December 31, 2006
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer and Minimum Net Capital Requirement	$ 5,000	$ 5,000
Net Capital Required	5,000	5,000
Excess Net Capital	$ 75,111	$ 69,630

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE III

COMPUTATIONS OF AGGREGATE INDEBTEDNESS

	December 31, 2007	December 31, 2006
Total Liabilities from Statement of Financial Condition	$ 6,105	$ 12,786
Total Aggregate Indebtedness	6,105	12,786
Percentage of Aggregate Indebtedness to Net Capital	8%	17%
Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	8%	17%

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE IV

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

	December 31,	
	2007	2006
Balance, Beginning of Period	$ -	$ -
Balance, End of Period	$ -	$ -

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE V

RECONCILIATION OF AUDITED AND UNAUDITED NET CAPITAL
Pursuant to SEC Rule 17a-5(d) (4)

Capital (Unaudited) December 31, 2007	$ 97,266
Addition of Agent Receivables, CRD Account, & Prepaid Insurance	2,068
Addition of Accounts Payable	(2,150)
Reduction of Marketable Securities	-
Addition of Accrued Liabilities	-
Capital (Audited) December 31, 2007	$ 97,184
Non-Allowable Assets:	
Agent Receivable	(1,047)
Prepaid Insurance	(1,021)
Prepaid CRD Account	(158)
Marketable Securities	(14,847)
Net Capital	$ 80,111

MELHISER
ENDRES
TUCKER
CPA'S P.C.

NORMAN L. MELHISER, CPA
TOM R. TUCKER, CPA
JOSEPH L. BROWN, CPA
MARC J. MCCORMICK, CPA
DOUGLAS A. YORK, CPA
TERRY L. GRAHAM, CPA
W. ISSAC ORWICK, CPA
RICHARD N. ROBINSON, CPA
ANITA M. ASHER, CPA
JUAN R. RODRIGUEZ, CPA
LISA M. NEWBANKS, CPA
EDWARD D. ENDRES, CPA
(1943-1997)
WWW.METCPA.COM

AMERICAN EQUITY INVESTMENT CORPORATION

Report on Material Inadequacies

Board of Directors
AMERICAN EQUITY INVESTMENT CORPORATION
4222 Grant Line Road
New Albany, Indiana 47150

We have audited the financial statements of **American Equity Investment Corporation** as of and for the year ended December 31, 2007, and have issued our report thereon dated February 22, 2008. During our audit we did not find any material inadequacies.

MELHISER ENDRES TUCKER

Melhiser Endres Tucker

END

2225 LEXINGTON ROAD • LOUISVILLE, KY 40206 • PHONE: 502-719-1750
699 HILLVIEW DRIVE • P.O. BOX 35 • CORYDON, IN 47112 • PHONE: 812-738-3777 • FAX: 812-738-8845
301 EAST ELM STREET • NEW ALBANY, IN 47150 • PHONE: 812-945-5236 • FAX 812-949-4095